WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

May 1, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated April 8, 2009 (the “April 8 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s  Amendment No. 1 to the Registration Statement on Form S-1filed March 30, 2009. Each response is keyed to the corresponding numbered paragraph in the April 8 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 2”).  For the Staff’s convenience, we have also submitted  a marked copy of the Form S-1 Amendment No. 2 to facilitate your review.

Prospectus Cover

1.
We note your response to prior comment 3; however, stating that the securities will be offered at "privately negotiated prices" where there is no existing market for the securities does not satisfy your obligation to disclose the offering price. Therefore, we reissue the comment. After you address this comment to disclose the offering price, please revise your fee table accordingly and address Regulation S-K Item 505.

We have supplemented the fee table to provide an estimated offering price of $1.00 per share, based solely on the most recent per share sale price of the Company’s common stock in a private placement transaction.  We have further supplemented the fee table, via footnote, to disclose the basis for this price, and to indicate that the Company makes no representation or estimation of the actual price per share that may be negotiated in future private transactions or that may exist upon the anticipated listing of the Company’s common stock in the future.

Forward-Looking Statements, page 2

May 1, 2009

2.	We note your revisions to prior comment 5; however, you should not require investors to determine whether "applicable exemptions" apply to your statements. Therefore, we reissue the comment.

We have supplemented the prospectus disclosure regarding forward looking statements to remove the reference to the safe harbor for forward looking statements provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, each as amended.

Risk Factors Concealing Our Business and Operations, page 2

3.
Please add a separate risk factor to highlight the risks created by exhibit 10.8, including (1) your inability to sell to other customers due to the exclusivity provisions, (2) the uncertainty regarding pricing, and (3) potential termination of the agreement. In this regard, please tell us what you know about the experience and resources of the purchaser and whether the purchaser has the ability to satisfy its obligations under the contract.

We have supplemented the prospectus disclosure to include a risk factor at page 4 titled “Our agreement with or early stage company for the order of some of our initial turbines contains uncertainty regarding the term and pricing and an exclusivity provision which could have on adverse effect on our growth and development.”

Alternative Wind Resources (AWR) is an early stage company which plans to offer WindTamer turbines to its customers.  AWR’s principal is George S. Cary.  Previously, Mr. Cary was Managing Partner of Capital Hospitality Corporation, a property management company focusing on projects and strategic acquisitions in New Hampshire, Massachusetts and Pennsylvania.  Prior to Capital Hospitality Corporation, Mr. Cary was President of Alternative Capital Resources, Inc., an entity formed to provide alternative investments for investors focusing on spot currency trading and real estate investment, and President of Morghan Stephens, LLC, a regional factoring company.  The Company has no knowledge about the resources of AWR or its ability to satisfy its obligations under the agreement.  However, AWR has provided the Company the $50,000 deposit it was obligated to provide under the Agreement for development of the prototype.

If we fail to protect our intellectual property…, page 4

4.
We note your revisions in response to prior comment 9; however, your statement that you do not know of any infringement appears to contradict your statement in the same sentence that you may be required to obtain licenses or design around existing patents if they are upheld by the courts. Please clarify.

We have supplemented the disclosure in this risk factor to clarify our statements with respect to the possibility of infringement claims by others.

The expiration or cancellation of federal tax benefits...., page 4

May 1, 2009

5.
We note your response to our prior comment 8. Please expand your revised disclosure to address when the financial incentives in California and Illinois that you mention on page 11 will expire. Please also revise to highlight in the risk factor the importance of the state financial incentives, as you have done on page 11. Finally, please address the last portion of the second sentence in our prior comment 8.

In response to the Staff's comment, we have supplemented the disclosure at page 4 to highlight the importance of financial incentives and the impact of the current economic conditions on the risk of adverse change to the incentives described therein. We have supplemented the disclosure to provide a description of an incentive available in California for which there is no current expiration date. We have also amended the disclosure at page 11 to remove the reference to Illinois state financial incentives.

6.
If the benefits you cite are material because the cost of purchasing and installing your product is greater than alternatives, please add a separate risk factor to highlight that cost. Also, if these benefits do not make the cost of purchasing and installation of your product competitive with the costs of other sources of energy, please explain this risk.

In response to the Staff’s comment, we have supplemented our risk factors “If our products and technology do not achieve market acceptance ….” and “The expiration or cancellation of federal tax benefits … ” at page 4 to highlight the risk that the cost of our products may not be competitive with alternatives and that government financial incentives may not help make our products competitive with alternatives. We note that our risk factor at page 3,  “We face competition from several sources ….” also highlights the risk that our products may not compete on cost.

Dilution. page 6

7.	Regarding your response to prior comment 12, please compare the public offering price and your net tangible book value per share.

Based on our discussions with the Staff, this comment was provided based on the Staff’s view that this transaction was in substance a primary offering by the Company.  Per our response to comment #24 below, we believe that this offering is in substance a secondary offering by the selling stockholders.  As such, because the Company’s stock is not yet listed or publicly traded, no offering price can be determined and the requested comparison to net tangible book value is not applicable.

Results of Operations, page 7

8.
Refer to the March 2009 contract mentioned in the last paragraph of this section and exhibit 10.8. With a view toward clarified disclosure, please tell us about all relationships between you or your affiliates and the other party to that contract and its affiliates.

Prior to entering into this agreement, there were no relationships between the Company or its affiliates and Alternative Wind Resources, LLC, and its affiliates.

May 1, 2009

Critical Accounting Policies, page 9

9.
We note in your response to prior comment 71 that you based your expected stock price volatility upon a company that "is larger and more mature than WindTamer Corporation." Please revise your disclosures in critical accounting policies to clearly disclose, if true, that the company used to base your volatility on is of a different size and a different stage of life cycle, and that your actual volatility could be different which could have a material impact on your results of operations.

We have supplemented the disclosure of Critical Accounting Policies at page 9 to describe the stage and life cycle of the company used to determine volatility and state that actual results may vary.  This disclosure is as follows:

Based on the development stage of the Company, similar companies with enough historical data are not available. The Company was able to find one entity that met the industry criterion and as a result has based its expected volatility off this Company’s historical stock prices for a period similar to the expected term of the option.  The company used is larger and at a later stage in its life cycle.  Our actual volatility could vary from the estimate used based on this company, which could have a material impact on future results of operations.

Liquidity and Capital Resources, page 8

10.	Please expand your response to prior comment 17 to tell us how your prospectus complies with Rule 135c.

Rule 135c applies to notices given by “an issuer required to file reports pursuant to section 13 or 15(d)… that it proposes to make, is making or has made an offering of securities not registered or required to be registered” under the Securities Act.  Under the rule, such a notice “shall not be deemed to offer any securities for sale” if the criteria enumerated in items (a)(3)(i) thru (vi) are met.

The second paragraph of the section of the prospectus entitled “Liquidity and Capital Resources” contains statements that we are currently seeking to raise $20 million in equity financing from private sources through the sale of our common stock in unregistered private placement sales.  As such it is the type of statement covered by Rule 135c.

Therefore, in order to avoid being deemed an offer to sell the such shares of common stock intended to be sold only through private placement transactions, the criteria in items (a)(1) thru (a)(3) of Rule 135c must be met:

a.           The statement is made solely based on the Company’s disclosure obligations on Form S-1, and is not “used for the purpose of conditioning the market in the United States for any of the securities offered,” in satisfaction of item (a)(1).

May 1, 2009

b.           The disclosure in this paragraph of the prospectus has been supplemented to clearly state that “that the securities offered will not be or have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements,” in satisfaction of (a)(2).

c.           Finally, the disclosure in this paragraph relating to the $20 million private placement states only the name of the issuer, the title and amount of the securities being offered, the timing of the offering and the manner and purpose of the offering, in satisfaction of (a)(3).

Based on the above, we believe this complies with the requirements of Rule 135c.

11.	To clarify your statement in the second sentence, please disclose the substance of the first paragraph of your response to prior comment 42.

In response to the Staff’s comment, we have supplemented the disclosure at page 8 under the heading “Liquidity and Capital Resources” to disclose the substance of our response to prior comment 42.

Our Products and Technology, page 12

12.	Given that you have disclosed that your product is developed and manufacturing has begun, please clarify why exhibit 10.8 refers to incurring engineering expenses and a yet-to-be built "prototype."

Our agreement with Alternative Wind Resources, LLC, provides for the building of a prototype for a 15kWh generator capacity.  The prototypes we have built and the products we have begun to manufacture are at lower power capacities, from 1.5kWh to 5 kWh. This is a different model than what we have developed and begun to manufacture.

Business, page 10

13.
We note your responses to our prior comments 21 and 22. Your statement that you have not relied upon the upstate New York school as an expert does not negate your disclosure obligations under the Securities Act and Regulation S-K Item 601(b)(10). To the extent that you have material agreements with the school, please file such agreements as exhibits and expand your risk factors as appropriate.

The Agreements for Limited Research, between Clarkson University and Future Energy Systems, Inc. (n/k/a/ WindTamer Corporation) dated July 1, 2008 and January 15, 2009, respectively, have been filed as Exhibits 10.10 and 10.11 to the Registration Statement. As of the date of filing of this letter and the Form S-1 Amendment No. 2, each of the Agreements for Limited Research have expired. As such, the Company does not believe the agreements present any material risk.

May 1, 2009

14.	Regarding your response to prior comment 25:

•	Please tell us how you determined that the information remains reliable if you did not obtain consent to use it in your registration statement.

•
We note that you have disclosed in your registration statement statistics from sources other than the U.S. Government and the American Wind Energy Association that you cite in your response. We note in this regard your reference to "The Small Wind Turbine industry" estimates on page 12. To the extent that your response has not addressed all industry statistics you cite, we reissue prior comment 25.

In response to the first part of the Staff’s comment, the publicly available data from the U.S. government and the American Wind Energy Association is historical data, collected and calculated at a time in the past.  The Company’s efforts to confirm the data used in the disclosure was accurate was performed in the interest of confirming that the most recent historical data this is publicly available is cited in the disclosure.

In response to the remainder of the Staff’s comment, the Company has not used or relied on data or information from any outside source other than the U.S. government and the American Wind Energy Association in the preparation of our disclosure.  We have amended the disclosure at page 12 to remove the Small Wind Turbine Industry data regarding the estimated geographic scope of available wind power in the United States.

Company Overview, page 10

15.
Regarding your disclosure in response to prior comment 20, please clarify what you mean by "begun working with."  Have you completed manufacturing of your products? Do you have a manufacturing or supply contract? If not, are there related risk factors? If you do have contracts, please file them as exhibits to your registration statement.

In response to the Staff’s comment, under the heading “Company Overview at page 10,” we have clarified the disclosure to state that we began working with component manufacturers to build to our first production models in the late fall of, 2008.  The remainder of the paragraph describes how we have manufactured production models.

Also in response to the Staff’s comment, we have supplemented the disclosure to state that we do not have any manufacturing or supply contracts, and have cross referenced this statement to the existing risk factor at page 5, “We will initially rely on independent manufacturers and suppliers for our products which could delay our progress and later cause delay and damage customer relationships.”

May 1, 2009

Industry Overview, page 11

16.
We note your response to our prior comment 26 and that you have removed disclosure contained in the last two paragraphs under this section that appeared in your Form S-1 filed on February 13, 2009. In particular, we note that you removed disclosure stating that "[w]ithout the [federal and state] credits, wind farms using current technology would be much less competitive in the market." Since you have chosen to highlight the availability of federal and state tax credits in this section and on page 14, please balance your disclosure, as appropriate, to address clearly the competitive significance of the government benefits.

In response to the Staff’s comment at page 14 under the heading “Competitive Advantages – Government Support,” we have supplemented the disclosure to address clearly the competitive significance of government benefits, and to balance the disclosure with the risks that they may not be helpful.

Our Products and Technology, page 12

17.	Prior comment 27 was not limited to "similar-sized conventional wind turbines." Therefore, we reissue the comment.

In response to the staff’s comment the Company has supplemented the disclosure under this section to state that it has not found any material negative results in its testing of the current prototypes that it is turning into its production models. The Company has balanced its disclosure by stating that it continues to test its products and may find material negative results in the future, that other technology may demonstrate such negative results and cross referencing the risk factor at page 4, “If we are unable to adopt or incorporate technological advances…” We believe that this balanced disclosure addresses the Staff’s comment.

Our Management. page 16

18.
Please expand your response to prior comment 35 to clarify how the issues you mention affect the provision in your Certificate of Incorporation which provides that the directors "shall be divided" into classes.

The Company has filed a Certificate of Correction with the Secretary of State of the State of New York to correct the Restated Certificate of Incorporation, as previously filed, to provide that the classification of the Board of Directors shall be effective at the next annual meeting of shareholders after the filing of the Restated Certificate, and that the directors elected at that meeting shall be the initially classified directors.  The next annual meeting is currently planned for June 2, 2009.  The disclosure on page 16 has been supplemented accordingly.

Executive Officer Compensation. page 17

19.
Please revise your disclosure provided in response to prior comment 18 to present it from the perspective of an investor first learning about the transaction from your document. For example, you mention "the change" as if investors already know what the previous agreement required and what you changed.

In response to the Staff’s comment, we have supplemented the disclosure under “Executive Officer Compensation” at page 17 to described the prior vesting criteria and what was changed.

May 1, 2009

20.
Please reconcile your response to prior comment 38 with the "Officer compensation" of $94,113 and $176,666 listed on page F-4. Please also clarify which individuals received the "Employee benefit" and "Payroll" line items on page F-4.

In the original 10-K filing, we reported officer compensation of $270,779.  As noted in our response to question 38 of your previous letter, $78,923 of this amount is not included in the Executive Officer Summary Compensation Table. This includes salaries paid to Lucinda Brock, former corporate secretary, and Jesse Brock, consultant in respective amounts of $27,252 and $51,670. They were employees through July 2008 and officer through October 2008 but were not named executive officers of the Company.  In the 10-K/A, the officer compensation paid was allocated between research and development ($94,113) and general and administrative ($176,666).  The payroll line on page F-4 relates to Amy Brock, who performs clerical and administrative duties but was not a named executive officer.  In future filings, the classifications on the statements operations will be simplified to simply report payroll allocated by functional classification.  The employee benefit line represents health insurance benefits paid for Gerald, Jesse and Amy Brock.

Compensation of Directors, page 17

21.	Please reconcile the amounts listed in the Director Compensation Table with your disclosure regarding director fees on page F-4.

In response to the Staff's comment, we have supplemented the disclosure at page 17 to reflect the respective grant date fair value of the stock option award expensed for each non-employee director in the fiscal year ending December 31, 2008, as required under Regulation S-K Item 402(r)(2)(iv), and in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123R.. The aggregate of these amounts equals the amount listed under "Director fees" on page F-4 of the disclosure and represents the amount of the stock option awards that was actually expensed in the fiscal year ending December 31, 2008.

Certain Relationships and Related Transactions, page 20

22.	Please reconcile your disclosure in this section that Lucinda Brock earned $51,670 in 2008 with your response to our prior comment 38.

In response to the Staff’s comment, we have supplemented the disclosure under “Certain Relationships and Related Transactions” at page 20 to amend a printing or clerical error so that Mrs. Lucinda Brock’s actual compensation of $27,252 for the fiscal year ending December 31, 2008, and $1,800 for the fiscal year ending December 31, 2007, is appropriately reflected.

May 1, 2009

23.
Refer to prior comment 41. Please disclose the nature and duration of the consulting services mentioned in the last two paragraphs. Also, file the agreements as exhibits to your registration statement.

With respect to John Schwartz, his consulting agreement is filed as Exhibit 10.3 to the Registration Statement.  We have supplemented the disclosure under this heading to describe the nature of his consulting services. His services as a consultant continued until March 10, 2009, at which time he was elected Chief Operating Officer.

With respect to Charles LaLoggia, we have supplemented the disclosure under this heading to provide a description of his consulting services and the duration, which was previously disclosed at Note 13 to the Selling Stockholders table at page 20.  The arrangement does not provide a specific term but the Company anticipates that Mr. LaLoggia will continue to render services over the term of the options as it was provided as incentive compensation for future services.

Selling Stockholders, page 20

24.
We note your response to prior comment 47; however, based on your response to prior comments 45 and 52, it appears that the consultants were retained, at least in part, to directly or indirectly promote a market for your securities. If so, it appears that the registration statement involves the distribution of your securities by underwriters. Therefore, given that you are not eligible to use Form S-3, you should withdraw your registration statement and:

•	file the registration statement for the "resale" after the conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	when you register the "resale" transaction after conversion, use a form that you are eligible to use to register the transaction as a primary offering;

•	identify the selling shareholders as underwriters in the registration statement; and

•	include the fixed price at which the underwriters will sell the securities for the duration of the offering.

(a)           Consultants as Underwriters

The Company does not believe that any activities undertaken by the selling stockholder consultants were of the type that would be deemed “underwriting activities”, and cause this offering to be deemed a primary offering by the Company.

May 1, 2009

The Company retained the consultants in July 2008.  Each of the consultants, or their spouses, had previously purchased shares in a private placement undertaken by the Company and had exhibited their commitment to the long-term growth of the Company.  The Company and the consultants determined that the Company could benefit from the receipt of services which the consultants could offer, as described below.  In order to preserve the Company’s cash and to align the interests of the consultants and the Company (and reward the consultants only if their efforts resulted in increased value for the Company and its shareholders), the consultants agreed to accept options to purchase equity in the Company, with an exercise price equal to the price at which the Company had most recently issued shares in a private placement.  The use of options with an exercise price equal to the then-deemed value of the underlying shares was intended to reward the consultants only through an increase in value in the Company through their efforts in furthering the development of the Company’s products and bringing those products to market.

As such, the consultants have provided significant engineering, management, marketing and public relations services to the Company in their efforts to further the development of the Company’s products and bringing them to market.  The engineering services included multiple site visits to the Company’s first generation prototypes.  The consultants engaged in research resulting in improvements in the engineering and design of the patented technology that dramatically improved the performance of the Company’s product in its second generation prototypes, bringing the patented technology closer to a sellable product.   The consultants also worked with the Company’s management to narrow its business plan and to focus solely on wind power instead of the initial goal of also immediately designing products for hydropower, automobile-related uses and other uses.  The consultants also assisted the Company in evaluating their marketing and public relations strategy.  They reviewed the then-current state of the technology and the product, and advised the Company to focus its efforts on the prototypes, and not to expend resources on marketing or public relations until the product was closer to the market.  They also helped in the redesign of the Company’s website, and provided guidance in responding to press inquiries resulting from the installation of the Company’s prototypes outdoors in public view.

The consultants also provided an introduction for the Company to an investment banker contact, which investment banker independently introduced the Company to a potential sponsoring market-maker for its securities.  However, neither the investment banker nor the market-maker received any compensation in connection with such referrals, and such introductions were made solely based on personal relationships.  Additionally, neither the consultants nor the selling stockholders received any compensation from the investment banker or market-maker.  The consultants were not retained to provide, nor did any of them provide, any services related to the promotion of, or making a market in, the Company’s securities, including, without limitation, the selling for the Company of any securities of the Company.  Additionally, none of the selling stockholders have ever previously done business with, or received any compensation from, the investment banker or market-maker that were introduced to the Company.

Further, each of the selling stockholders, including the consultants, also represented to the Company that the “Plan of Distribution” provided in the Registration Statement correctly describes their individual plan of distribution for their shares.  This Plan of Distribution indicates that no coordinated effort exists to sell the Company’s shares, and that all such sales will be the result of privately negotiated, independent transactions.

Finally, each of the selling stockholders, including the consultants, has represented to the Company that they (i) are not a member of the Financial Industry Regulatory Authority (“FINRA”), an affiliate of a member of FINRA or a person associated with a member of FINRA, (ii) do not own stock or other securities of any member of FINRA not purchased on the open market and (iii) do not have any outstanding subordinated loans to any member of the FINRA.

May 1, 2009

Based on the above, the Company does not believe that the services provided by the consultants cause them to be deemed underwriters under Section 2(a)(11) of the Securities Act.  The representations received from each such consultant relating to their plan of distribution of the shares and their non-FINRA affiliation further this conclusion.  As such, we continue to believe that the actions taken by the consultants do not cause the offering to be a primary offering, and that the offering qualifies as a secondary offering for the resale of shares by our selling stockholders.

(b)           The Secondary Offering

In our discussions with the Staff, you have indicated that certain guidelines, including more than one-third (1/3) of the public float of the Company being offered for sale, create a presumption that the offering is a primary offering by the Company.  However, the Staff has previously allowed a secondary registration to be effective where more than one-third (1/3) of the public float of the company was offered (See e.g. Unify Corp. Form S-1, effective January 18, 2008, where 46% of the public float of the company was allowed to be registered by the selling stockholders).  The Company believes that, in this case, the presumption is clearly rebutted by the facts, and the Company should be allowed to register this offering as the secondary offering it is, utilizing a resale registration statement.

As we indicated in our prior response, the Commission in its Telephone Interpretations of Rule 415, No. 5, stated that “. . . there are no presumptive underwriter standards under Rule 415. Thus, the determination whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances.”  In its Telephone Interpretation of Rule 415 and Form S-3, No. 29, the Commission expressly emphasized that the particulars of an offering determine whether there is a disguised primary offering.  “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

It appears, based on statements by the Commission and reports of practitioners on conversations with members of the Staff, that the Commission’s practice to presume a primary offering when more than one-third (1/3) of a company’s public float is being registered for resale was developed in connection the potential for abuse by issuers using PIPE transactions to disguise transactions that were really direct offerings.  Those circumstances generally had common factors that cast doubt as to the legitimacy of a true resale such as:

•	a close correlation between the price at which shares were sold by the issuer in the PIPE transaction to the resellers and the price at which the shares are ultimately sold;
•	a relatively short time lag between the private transaction and the resale registered by the registration statement;
•	a mechanism through which risk on price was effectively albeit indirectly retained by the issuer; and
•	fees paid to selling shareholders which bore a suspicious resemblance to underwriting discounts.

May 1, 2009

In doing so, issuers attempted to engage in an “at the market offering” using a PIPE structure when they would otherwise be prohibited from doing so.  The Commission understandably sought a means to curb this abuse. One approach taken by the Commission was to presume that resales of more than one-third (1/3) of an issuer’s public float were primary offerings.

This presumption that such an offering was really a primary offering could then be rebutted by considering various factors, including:

•	the absence of the four (4) common factors described above;
•	the length of time the shares offered for resale were held;
•	the circumstances under which the shares were obtained and the relationships between the issuer and selling shareholders;
•	the lack of relationships among the investors; and
•	the number of selling shareholders.

In the Company’s current registration, none of these factors are present:

(i)           Price correlation.    There is no correlation between the price at which options were issued to the selling stockholders or the exercise price of the options and the price at which the underlying shares will be resold.  As described above, with respect to the consultants, the options were the result of negotiations between the consultants and the Company and the $.05 per share exercise price was based on the deemed value of the Company’s equity at that time based upon the private placement conducted by the Company around the time of the grant of the initial options in 2008.  In fact, the exercise price is well below the current price of the underlying equity based on the most recent sales of equity by the Company at $1.00 per share.   As such, the Company believes that the lack of a connection between the exercise price to be received by the Company and the current value renders weighs heavily against the position that the resale is a primary offering by the Company.  At an exercise of $.05 per share, it would be difficult to posit that the Company is endeavoring to issue such a substantial quantity of equity at such minimal value compared to recent sales at $1.00 per share.

(ii)           Timing.    There was an approximately seven (7) month and three (3) month period, respectively, between the issuances of the options and the filing of the registration statement.  As an early stage company, these are significant time periods with expected dramatic changes in the value of the Company’s equity as indicated by the disparity in the prices between the offerings completed by the Company in 2008 at $.05 per share and the currently pending private placement at $1.00 per share.  As such, the Company believes that the time period between the issuance of the option and the resale being registered weighs heavily against the position that the resale is a primary offering by the Company.  In the years prior to the July 2008 engagement of the consultants, the Company made only modest progress in advancing its technologies and bringing its products to market.  Since July 2008, with significant assistance from the consultants, the Company has produced a second generation prototype of the technology and its much closer to commercialization of its products.

(iii)           Risk Retention.    No means exist through which any risk as to price is retained by the Company.  The exercise price for the options is fixed and bears no connection to the market price or sale price of the underlying shares, all of which will be sold in either privately negotiated transactions or via the market upon the listing of the Company’s shares.

May 1, 2009

(iv)           Fees.    There were no fees paid to selling shareholders at all, so none could resemble underwriting discounts.  Other than the consultants, each selling stockholder received their options as a gift from one of the consultants.  The consultants services were  for the performance of the engineering, management, marketing and public relations activities described above, which were not underwriting services or related to the promotion of, or making a market in, the Company’s securities.  Other than the issuance of the options, the Company has not compensated the selling shareholders in any manner.  Except for their option agreement, none of the selling shareholders have any other agreements with the Company.

(v)           Circumstances.    The circumstances under which the shares were obtained and the relationships between the issuer and option recipients do not resemble that of an underwriter.  The non-consultant selling shareholders obtained their options as gifts from the consultants with a familial or other personal relationship to the selling stockholder or the natural person who owns all the beneficial interest of such selling stockholder.  The Company retained the consultants in July 2008, and the consultants have provided significant engineering, management and marketing services to the Company after the grant of the options.

(vi)           Relationships.    Each of the beneficial owner selling stockholders has represented to the Company that the shares being offered by each in the Registration Statement are all of the shares beneficially owned by such selling stockholder, whether or not registered in their name.  Each selling stockholder also represented to the Company that the shares being offered by them are beneficially owned by them for their own economic benefit.  In each representation, “beneficial ownership” was defined for the selling stockholder to include (i) the power to vote or to direct the voting of the security or (ii) the power to dispose, or to direct the disposition of, the security, and also any securities held by others as to which they have or share voting power or investment power.  Each selling stockholder also represented to the Company that they were not aware of any voting trust or other-similar agreement relating to more than 5% of any class of voting securities of the Company.  Finally, no beneficial owner selling stockholders have filed a Schedule 13D or Schedule 13G with respect to their ownership of the Company’s shares indicating their membership in a group within the meaning of Section 13(d)(3) of the Securities Exchange Act.

(vii)           Number of Selling Stockholders.  The number of selling stockholders is ten and, as described below in response to Question 27, none of such selling shareholders is acting in concert with another selling shareholder or has a voting or other agreement with each other with respect to the Company or its common stock.  Such a number of unaffiliated selling shareholders is further evidence against the finding of that the consultants are underwriters.

The Company has, in response to comments of the Staff, included all requested disclosure about the selling shareholders, their relationships to other selling shareholders and with the Company, the circumstances under which they received their equity securities and their other holdings in the Company as well as the lack of any short position in the Company’s common stock.  The Company believes that the information provided and the factors described above should suffice to rebut the presumption created by the percentage of the public float of the Company being offered for resale.  Accordingly, the Company should be able to proceed with the registration of the underlying securities’ resale as a secondary offering.

May 1, 2009

25.
Given that this offering appears to be in substance a primary offering, please provide us your analysis supporting your conclusions regarding whether it should be integrated with your pending $20 million "private" financing.

In light of our response to the Staff’s comment 24 above, the Company believes that this offering is in substance a secondary offering by the selling stockholders.  As such, integration is not appropriate.

26.
We note your response to prior comment 46; however, given that you are engaged in an ongoing offering to the option holders of the common stock underlying the options, it is unclear how you have ensured that your current ongoing offering is and has at all times been eligible for an exemption from registration under the Securities Act. Please advise.

The Commission has indicated in its Compliance and Disclosure Interpretations – Securities Act Sections, Question 139.25, that, “under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors.”  The interpretation further provides that, “[t]he filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”  The guidance provided by the Commission, “focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.”  As such, the interpretation indicates that, “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”  The Commission has repeatedly focused on the existence and substance of pre-existing relationships in determining whether or not an offer constitutes a public offering.  See, e.g. No Action Letter re: Woodtrails-Seattle, Ltd., dated July 8, 1982; No Action Letter re: E.F. Hutton & Co., dated December 3, 1985.  In Woodtrails-Seattle, Ltd. the Staff placed such importance on the pre-existing relationship that it determined a solicitation of approximately 330 persons who had previously invested in related limited partnerships sponsored by the same general partner over the prior three years did not constitute a general solicitation under Regulation D.

Based on this guidance, with respect to any ongoing offering of the underlying shares of common stock of the Company upon exercise of the stock options, the Company believes such offering is not a public offering and is exempt pursuant to Section 4(2) of the Securities Act.  Each participant is either a consultant who has performed significant services for the Company or a direct assignee of such a consultant.  As such, each participant became interested in the offering with respect to the option shares solely by virtue of such substantive, previously existing relationship with the Company, and not through the registration statement.  Therefore, the registration statement did not serve as a general solicitation with respect to any ongoing offering of the underlying shares of common stock of the Company upon exercise of the stock options.

May 1, 2009

As additional safeguards to ensure that the exemption from registration continues to remain available, the terms of the stock option agreements, forms of which were filed as Exhibit 10.1 and 10.6 to the Registration Statement, contain the provisions described in detail in our prior response to the Staff’s comment 46.  These include (i) the issuance of the underlying shares being expressly conditioned upon compliance with applicable federal and state securities laws and (ii) the requirement that the optionee provide the Company with representations that the acquisition of the underlying shares upon exercise is for investment purposes and not with a view to or for resale in connection with the distribution of such shares.

Because the transaction is not a public offering, and further based on the terms of the stock option agreements, we believe any ongoing offering of the common stock underlying the stock options continues to be exempt from registration under the Securities Act.

27.
We note your response to prior comment 52. With a view toward clarified disclosure, please tell us about the relationships between the beneficial owners of the offered securities. Also tell us how those beneficial owners make voting and investment decisions regarding your securities without the participation of the assignor/consultant such that the assignor of the options would not also be considered a beneficial owner of those securities according to Rule 13d-3,

The selling stockholders, or beneficial owners thereof, who received their stock options by assignment from the original holder are each a close relative of such original stockholder, or in one case, a long-time personal friend of one original holder.  The beneficial owners who hold stock options issued directly from the Company are not affiliated with each other.  We have supplemented the disclosure in the prospectus to specify these personal relationships.

The assignment executed by the assignor and each assignee of stock options, which has been filed as Exhibit 10.9 to the Registration Statement, provides that the assignor assigned all of his right, title and interest in the stock options to the assignee, so that the assignor retains no beneficial ownership or right to make voting or investment decisions with respect to the stock options or the underlying securities.

As described more fully in our response to the Staff’s comment 24 above, the Company has received representations from its selling stockholders that (i) they beneficially own only the number of shares indicated in the Selling Stockholders Table of the Registration Statement and (ii) they are not aware of any voting trust or other-similar agreement relating to more than 5% of any class of voting securities of the Company.  Further,  no beneficial owner selling stockholders have filed a Schedule 13D or Schedule 13G with respect to their ownership of the Company’s shares indicating their membership in a group within the meaning of Section 13(d)(3) of the Securities Exchange Act. Based on the above, the Company has determined that no selling stockholder beneficially owns 10% or more of the Company’s public float. As such, the assignor/consultant does not participate in the beneficial owner's voting or investment decisions.

May 1, 2009

Based on the above, the selling stockholders each own only the shares indicated in the Selling Stockholders Table of the Registration Statement for each, and should not be considered beneficial owners of any other shares being offered by other selling stockholders in the Registration Statement pursuant to Rule 13d-3.

28.
Please reconcile your response to our prior comment 48 that you are "not required to make any payments to the selling stockholders...in exchange for their consulting services..." in light of your disclosure on page 20, which implies that the consulting services provided by Messrs. Kolokouris, Hughes and LaLoggia are ongoing.

Messrs. Kolokouris, Hughes and LaLoggia continue to provide consulting services to the Company.  However, each was granted all of their initial stock options in July 2008 prior to performing any services for the Company as an incentive-based compensation.  They were granted additional stock options in November 2008 as an incentive for performing additional services for the Company.  Their sole compensation for their continued provision of services to the Company is the increase in the value of the stock options granted to them prior to the performance of services.  The Company is not obligated to provide these consultants any further consideration for their services, and these consultants may cease providing services at any time.

29.	Refer to your response to prior comment 51. Please tell us which exhibits represent your consulting arrangements with the selling stockholders.

The form of July 10, 2008, Stock Option Agreement with Consultants, as amended November 19, 2008, at Exhibit 10.1 to the Registration Statement, was made in connection with the consulting arrangements with Michael Hughes, Peter Kolokouris and Charles LaLoggia.  Additionally, the form of November 19, 2008, Stock Option Agreement with Consultants, at Exhibit 10.6 to the Registration Statement was also made in connection with the consulting arrangements with Michael Hughes, Peter Kolokouris and Charles LaLoggia.

Shares Eligible for Future Sale. page 22

30.	Please reconcile the number of restricted securities disclosed on page 22 with your disclosure regarding recent sales of unregistered securities on page II-1.

The number of restricted securities disclosed on page 22 under the "Shares Eligible for Resale," 2,002,000 shares, is comprised of the following shares issued in the transactions listed under Item 15 Recent Sales of Unregistered Securities at page II-1:

- 1,000,000 shares to John Schwartz
- 200,000 shares to Ronald J. Reding
- 200,000 shares to Bruce C. Caruana; and
- 586,000 shares in the Rule 506 private placement.

May 1, 2009

Additionally, the restricted shares are also comprised of a total 16,000 shares gifted by director Eugene R. Henn to four of his employees at Prosperity Lighting Supply, Inc., on January 30, 2009.

31.	Please clarify when the shares held by affiliates can be sold.

In response to the Staff's comment, we have supplemented the disclosure under "Shares Eligible for Resale" at page 22 to specify the number of shares that may presently be sold by affiliates subject to the volume and manner limitations under Rule 144.  We have also supplemented the disclosure to specify when the remaining restricted shares held by affiliates start becoming eligible for resale under Rule 144.

Where You Can Find Additional Information, page 24.

32.	We reissue prior comment 57. This section continues to include an incorrect address.

In response to the Staff's comment, we have supplemented the disclosure under "Where you can find additional information" at page 24 to correctly identify the address where copies of publicly available information may be accessed  as provided in Regulation S-K Item 101(h)(5).

Index to Financial Statements page F-1

Statements of Operations. page F-4

33.
We note in your response to comment 34 that the executive offices are at the principal residence of Gerald E. Brock. Please tell us whether you have accrued for all costs of doing business for all periods, including rent, compensation, and any other services, equipment or property provided without charge as required by SAB Topic 1.B.I.

Based on the fact that we are a development stage company, we operate on a limited budget and focus on keeping administrative costs to a minimum to allow for more resources to be dedicated to development activities.  Accordingly, we did not have a dedicated administrative office during 2008.  The home of the primary shareholder is used as the corporate address.  However, a minimal amount of space is actually used for corporate purposes and there is no space that is dedicated strictly for corporate use.  The fair value of any rent for space used for corporate purposes would not be material to the financial statements.  All office equipment owned and used by the company has been recorded as a fixed asset on the balance sheet.

Notes to the Financial Statements. F-7

Note 1. Summary of Significant Accounting Policies. page F-7

Basic and Diluted Earnings Per Share. page F-8

May 1, 2009

34.
We note your response to our prior comment 66. You disclose on page 68 that there were not any instruments outstanding that could potentially dilute your earnings per share in the future because the exercise price of your stock options was equal to the fair value of your stock during fiscal 2008. Regardless of whether or not the exercise price of your stock options granted during fiscal 2008 were issued at the fair value of your common stock, these stock options would be potentially dilutive to your earnings per share calculation in future reporting periods. As such, please revise this note to disclose the number of shares issued pursuant to your stock option arrangements or any other form of equity consideration issued that were excluded from your diluted earnings per share calculation for each reporting period presented as required by 40(c) of SFAS 128.

The disclosure was intended to state that there were no instruments that would have been included in dilutive earnings per share in 2008 in the event the company would have generated net income.  This is because the exercise price of all outstanding stock options equaled or exceeded the average fair value of the underlying common stock and would have been anti-dilutive based on the treasury stock method of calculating dilutive earnings per share prescribed in SFAS 128.  Outstanding stock options were the only potentially dilutive instrument outstanding during the year ended December 31, 2008, and the number of options outstanding is disclosed in the option footnote.  In future filings we will clarify the diluted earnings per share disclosure to include all instruments that could potentially dilute earnings per share in the future.

Indemnification. page II-1

35.	Refer to the third paragraph, Please explain the effect of "BCL Section 719."

In response to the Staff's comment, we have supplemented the disclosure under "Indemnification" at page II-1 to include the following summary of prohibited acts under BCL Section 719. Section 719 of the New York Business Corporation Law provides that a director may be liable for voting or concurring in the following corporate actions; (a) an illegal dividend; (b) a repurchase of stock not authorized by New York law; (c) the distribution of assets to shareholders in a dissolution without adequately providing for known liabilities of the corporation; and (d) a loan to any director unless the loan is authorized by a vote of shareholders.

Recent Sales of Unregistered Securities During the Past 3 Years. page II-I

36.	Please tell us why this section does not address the option grants mentioned in the footnotes to your selling stockholders’ table.

It is the Company’s position that no “sale,” as defined in Section 2(3) of the Securities Act, occurred when the options were issued to the consultants.  Section 2(3) of the Securities Act requires that the “sale” of a security must involve a disposition “for value.”  The consultants did not pay any consideration, or give up any rights or anything else of value in exchange for the issuance of the options.  As noted in our response to comment 24 above, the Company and the consultants determined that the Company could benefit from the receipt of services which the consultants could offer, and the consultants agreed to accept options to purchase equity in the Company intended to reward the consultants only through an increase in value in the Company through their efforts in furthering the development of the Company’s products and bringing them to market. The consultants were under no obligation to perform any services for the Company. Instead, their only incentive was the ability to increase the value of their options by voluntarily providing services to the Company with no value exchanged for the options and no obligation for the consultants. As a result, the transaction did not constitute a "sale" and disclosure is not required in this section.

May 1, 2009

37.
Regarding your response to prior comment 75, please clarify the nature of the services provided for securities issued under your equity incentive plan. From your revised disclosure, it should be clear whether the services were in connection with the offer or sale of securities in a capital-raising transaction or directly or indirectly promoted or maintained a market for your securities. See Rule 502(a) and the definition of employee benefit plan in Rule 405.

In response to the Staff's comment, we have supplemented the disclosure under this heading to clarify the nature of the services provided by the consultants, Messrs. Schwartz, Caruana and Reding, who were issued securities under the Company's 2008 Equity Incentive Plan.

Undertaking page II-3

38.	We reissue prior comment 77. Your undertakings continue to omit required language.

In response to the Staff’s comment, we have supplemented the disclosure under “Undertakings” at page II-3 to include required language under Regulation S-K Item 512.

Exhibits

39.	Please file complete exhibits with attachments. For example, we note the attachments missing from exhibit 10.9.

Exhibit 10.9 is the form of assignment of stock option agreement between the non-employee consultants and certain assignees who are the selling stockholders under the Registration Statement.  The exhibits attached to each original assignment of stock option noted as missing by the Staff are forms of the original stock option agreements being assigned by each such assignment, which are, and previously were, filed as Exhibits 10.1 and 10.6, respectively, to the registration statement. In response to the Staff's comment, the forms of each stock option agreement have been included as attachments to Exhibit 10.9 as requested by the Staff.

Form 10-K Amended March 30, 2009

40.	Refer to your "Explanatory Note." You should not suggest that comments issued by Commission staff members mean that the Commission itself has reviewed your documents or issued comments on them.

May 1, 2009

The Company notes the Staff’s comment and will ensure that no future filings imply that the Commission itself has reviewed or issued comments on any such filing.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer